EXHIBIT 99.154

Ernst & Young LLP Calgary City Centre 2200, 215 – 2 Street SW Calgary AB T2P 1M4	Tel: +1 403 290 4100 Fax: +1 403 290 4165 ey.com

To:	High Tide Inc.

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 1, 2021 with respect to the consolidated financial statements of High Tide Inc. as at October 31, 2020 and for the year ended October 31, 2020 included as an exhibit in the Form 40-F for 2020.

Calgary, AB

March 19, 2021	Chartered Professional Accountants